Exhibit 11.1

                      ANGEION CORPORATION AND SUBSIDIARIES

                 Computation of Net Income (Loss) Per Share (1)

                    Years ended July 31, 1995, 1994 and 1993


                                                                            Years ended July 31
                                                                 1995             1994             1993
Primary earnings per common share:
    Average shares outstanding                                 16,550,915       10,657,311       10,296,812
    Dilutive stock options and warrants-
        based on the treasury stock method                          -                -               -
                                                               16,550,915       10,657,311       10,296,812

    Loss from continuing operations                           $(9,643,351)     $(7,675,743)    $ (5,915,558)

    Income (loss) from discontinued
      operations                                                        0                0        3,207,120

    Income (loss) per share from
      continuing operations                                         $(.58)          $(0.72)          $(0.57)

    Income (loss) per share from
      discontinued operations                                           0                0           $ 0.31

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(1)     Fully diluted earnings (loss) per share computations are not included as the per share results do not differ from primary earnings (loss) per share. Convertible Preferred Stock and Convertible Debentures are not
        included in the earnings per share computations because their effects, if any, would be antidilutive.